FILED BY EQUITABLE HOLDINGS, INC.

COMMISSION FILE NO.: 001-38469

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a–12 UNDER THE SECURITIES EXCHANGE OF 1934, AS AMENDED

SUBJECT COMPANY: EQUITABLE HOLDINGS, INC. AND COREBRIDGE FINANCIAL, INC.

Equitable posted the following communication relating to the proposed transaction between Equitable and Corebridge to Equitable’s intranet site available to its employees on March 26, 2026.

EQH $38.19 0.62

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Our Future Reimagined: Equitable + Corebridge

Mar 26, 2026

Dear Colleagues,

Today marks one of the most significant moments in our 167-year history – a moment that honors what we have built and positions us to define the next century for Equitable.

This morning, we announced a landmark merger of equals (https://ir.equitableholdings.com/news-and-events/investor-releases/default.aspx) between Equitable and Corebridge, bringing together our two organizations to create a new powerhouse in retirement, wealth management and asset management. Together, we will become the largest player focused on the U.S. market, serving more than 12 million customers, managing $1.5 trillion of assets and doubling our market capitalization to $22 billion.

It is with great pride that I share the new company will be called Equitable. Choosing our iconic name is more than a branding decision; it represents nearly two centuries of promises kept to clients. Transformation of this scale can only endure when it is rooted in shared purpose and values. This is exactly what we have found in Corebridge.

Our future reimagined

This merger will turn two strong companies into a more powerful whole. By combining our strengths and expanding our reach, we will have the scale and capital to invest in our businesses and accelerate growth. In our industry, scale is one of the most significant drivers of growth and the new Equitable will be well positioned to win in the market over the long term. Together, we will provide clients with more choice and broader access to investment and retirement solutions.

Equitable and Corebridge have complementary strengths. Corebridge has a leading position in fixed and indexed annuities, a meaningful life insurance business and serves employees in healthcare, government, K-12 schools and higher education institutions. Corebridge also has an established institutional business including in the high-growth pension risk transfer market.

We are a leader in variable annuities, including RILAs, a category we created. Equitable is the top provider in the K-12 educator’s market, with more than 1,100 financial professionals dedicated to serving teachers. We also bring a growing position in the in-plan annuity market. In addition, Equitable and Corebridge each have strong distribution networks and, together, we will create a formidable platform that expands our reach and accelerates growth.

The merger also helps scale Wealth and Asset Management, enhancing the value of these high-multiple businesses. Our 4,600 Equitable Advisors will continue to be central to our story. The new Equitable will have the capital strength to significantly increase our ability to invest in Wealth Management – helping our advisors grow their practices and strengthen client relationships. We expect Wealth Management earnings to grow at a double-digit annual rate, and investing for growth will continue to be a strategic priority.

AllianceBernstein will have the opportunity to manage a significantly larger general account, as we transfer more than $100 billion from the Corebridge General Account. The strong investment returns AB generates enable the new Equitable to build better and more competitive retirement products, fueling a virtuous cycle of growth across our flywheel.

Reshaping retirement in America

As the largest player focused on the U.S. market, our scale will give us both the responsibility and unique ability to strengthen the financial futures of even more Americans. This starts with our deep, shared belief that the future belongs to companies who put clients at the heart of every decision.

Equitable and Corebridge come together from positions of strength, with robust balance sheets and aligned risk philosophies. We believe that every policy represents a promise we must keep – a promise that can span decades. This long horizon shapes our approach to risk, how we invest and how we reserve.

This same conviction fuels our ambition to set a new standard for client-centricity in the industry. Our combined resources and capital strength will enable us to improve our technology and accelerate digital transformation in ways that neither company could do alone. This includes leveraging technology to connect with customers based on their holistic needs and generational preferences. Companies that do this well are significantly more likely to retain assets, deepen relationships and deliver enhanced client outcomes.

Our shareholders will also benefit from our larger, more resilient balance sheet, which will enable us to deliver consistently across market cycles. Because this is a merger of equals, we expect it to increase earnings per share and strengthen our cash generation from day one.

A new future for a new Equitable

When the merger closes later this year, I will have the honor of serving as Executive Chair and Corebridge CEO, Marc Costantini, will be the CEO of the new company. In the time I’ve got to know Marc, I have been struck by his genuine care for the people and customers of Corebridge, alongside his profound understanding of our business and industry. He leads with both heart and mind and is the right steward for the future. I look forward to introducing you all to him soon. Please join me today for a town hall at 11:00 a.m. (/sites/Intranet/news/Pages/Join-us-for-town-hall-032026.aspx), where I will share more about Marc, the team at Corebridge and our exciting road ahead.

Everything we’ve worked so hard to build has led us to this point. Over the last decade, we have derisked our portfolio, strengthened our balance sheet, been disciplined with our expenses and examined every process, product and assumption. We have built an integrated business model across retirement, wealth and asset management – one that has proven resilient over market cycles and delivered value for our stakeholders. We also looked inwards, thoughtfully shaping our culture including our New Ways of Working transformation to speed up the metabolism of the company. I could not be more proud of what we achieved together.

We bring all of this with us, whilst recognizing that we must look forward, draw from our strengths but not be defined by our past. This is not just a merger; it is the creation of a new company with the power, culture and ambition to tackle one of the most complex societal matters of our time: helping Americans achieve financial wellbeing and retire with dignity. Together, Equitable and Corebridge will foster a special and differentiated workplace. Our larger, faster-growing company will be a place where the best talent in the industry want to grow their careers.

Equitable stands ready for this new chapter because of your hard work, passion for our business and belief in our mission. Together, Equitable and Corebridge will build a new integrated financial services powerhouse and reimagine the next century on behalf of those we serve.

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Cautionary Statement Regarding Forward-Looking Information

This communication includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “forecasts,” “intends,” “targets,” “plans,” “estimates,” “anticipates,” “goals,” “guidance,” “formidable,” “preliminary,” “objective,” “continue,” “drive,” “improve,” “superior,” “robust,” “positioned,” “resilient,” “vision,” “potential,” “immediate,” and similar expressions or the negative of those expressions or verbs. We caution you that forward-looking statements are not guarantees of future performance or outcomes. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, which may by their nature be inherently uncertain, and some of which may be outside our control. These statements include, but are not limited to, statements about the expected timing and completion of the proposed transaction between Equitable and Corebridge (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies and projected cost savings, and plans and expectations for Equitable, Corebridge or their new parent company after the completion of the Proposed Transaction.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors include, among others, the ability to complete the Proposed Transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder, stock exchange, regulatory, governmental or other approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the Proposed Transaction, including estimated run-rate expense synergies and projected cost savings at the times, and to the extent, anticipated, as well as expected operating earnings and cash flow generation; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the merger agreement; the potential impact of the announcement or consummation of the Proposed Transaction on Equitable or Corebridge’s stock price and on their respective business, contractual and operational relationships (including with regulatory bodies, employees, suppliers, clients and competitors); risks related to business disruptions from the Proposed Transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the parties’ ability to raise debt on favorable terms or at all; the outcome of any legal proceedings that may be instituted against Equitable, Corebridge, their new parent company or their respective directors; restrictions on the conduct of Equitable and Corebridge’s respective businesses prior to the closing of the Proposed Transaction and on each their ability to pursue alternatives to the Proposed Transaction; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the deterioration of economic conditions; geopolitical tensions; the potential impact of a downgrade in Equitable or Corebridge’s Insurer Financial Strength ratings or credit ratings or of the new parent company of Equitable and Corebridge following completion of the Proposed Transaction; other factors that may affect future results of Equitable and Corebridge; and management’s response to any of the aforementioned factors.

The foregoing list of factors is not exhaustive. You should carefully consider these factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the new parent company’s Registration Statement on Form S-4 discussed below and other documents filed or furnished by Equitable and Corebridge from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K for the year ended December 31, 2025. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Equitable nor Corebridge presently know or that Equitable and Corebridge currently believe are immaterial that could also cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Equitable and Corebridge’s expectations, plans or forecasts of future events and views as of the date of this communication. Equitable and Corebridge anticipate that subsequent events and developments will cause Equitable and Corebridge’s assessments to change. While Equitable and Corebridge may elect to update these forward-looking statements at some point in the future, Equitable and Corebridge specifically disclaim any obligation to do so, unless required by applicable law. Neither Equitable nor Corebridge gives any assurance that Equitable, Corebridge or their new parent company will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

Important Information and Where to Find It

This communication relates to the Proposed Transaction that may become the subject of a Registration Statement on Form S-4 to be filed by the new parent company with the SEC. The Registration Statement will include a joint proxy statement of Equitable and Corebridge that will also constitute a prospectus of the new parent company. After the Registration Statement has been declared effective, the definitive joint proxy statement/prospectus will be mailed to the stockholders of each of Equitable and Corebridge. This communication is not a substitute for the Registration Statement that the new parent company intends to file with the SEC or any other documents that may be sent to Equitable’s stockholders or Corebridge’s stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING EQUITABLE, COREBRIDGE, THEIR NEW PARENT COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Equitable or Corebridge through the website maintained by the SEC at http://www.sec.gov or from Equitable at its website, https://equitableholdings.com, or from Corebridge at its website, https://www.corebridgefinancial.com (information included on or accessible through either of Equitable or Corebridge’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Equitable and Corebridge and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Equitable’s stockholders or Corebridge’s stockholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Equitable, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equitable’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2025, including under the headings “Executive Compensation” and “Certain Relationships and Related Person Transactions.” To the extent holdings of Equitable’s common stock by the directors and executive officers of Equitable have changed or do change from the amounts of Equitable’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Corebridge, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Corebridge’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation Tables” and “Security Ownership of 5% Beneficial Owners, Directors and Executive Officers.”

To the extent holdings of Corebridge’s common stock by the directors and executive officers of Corebridge have changed or do change from the amounts of Corebridge’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of Equitable or Corebridge’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Equitable or Corebridge will also be available free of charge from Equitable or Corebridge using the contact information above.